Monday July 31, 2000

Company Press Release

Cylink Corporation to Acquire Celotek Corporation to Expand Its Leadership in ATM Network Security

SANTA CLARA, Calif.--(BUSINESS WIRE)--July 31, 2000--Cylink Corp. (Nasdaq:CYLK - news) today announced a definitive agreement to acquire Celotek Corp., a privately held developer of high-performance Asynchronous Transfer Mode (ATM) network security appliances used to secure voice, video and data transmission over high-speed public and private wide area networks.

The definitive agreement calls for Cylink to issue $21.5 million in common stock and the acquisition will be treated for accounting purposes as a purchase. The transaction will be dilutive to net earnings in the third quarter of this year, but the Company expects it will contribute to achievement of its goal of reaching fourth quarter profitability. Completion of the acquisition is conditioned, among other matters, upon approval by Celotek's shareholders, and is expected to close by the end of the current quarter.

Celotek, headquartered in the Research Triangle Park area of North Carolina, supplies the ATM encryption appliances that Cylink, under private label, sells to Fortune 500 companies, government agencies, and major financial organizations around the world.

"This acquisition is compelling any way you look at it - from strategic, financial, technical and marketing perspectives," said William P. Crowell, Cylink's president and chief executive officer. "It will enable us to manage all elements of a large and growing part of our core business, reduce our cost of goods and improve our margins, while providing additional product development and engineering capabilities. At the same time, this will increase our flexibility in driving market acceptance of ATM security as a means of securing backbone telecommunications.

"It also will enable us to add an highly talented group, including a team of 20 ATM engineers who have worked together in successfully developing and delivering state-of-the-art products demanded by the marketplace. And, finally, Celotek will bring new channel partners to Cylink, some of whom may expand their product portfolios to include our full product and solution set for securing e-business," Crowell said.

About Celotek

Celotek is a global leader in high performance security solutions. CellCase(TM) cryptographic systems set the standard for Asynchronous Transfer Mode (ATM) network security, providing transparent Triple DES encryption at speeds ranging from 1.5 Mbps to 622 Mbps. Mode information about the company and its products can be found at www.celotek.com. Celotek is headquartered in the Research Triangle Park area of North Carolina.

About Cylink Corp.

Cylink Corp. develops, markets and supports a comprehensive family of secure e-business solutions. Founded in 1983, the Company was the first created to market security solutions that protect communications with public key cryptography. Cylink and its wholly owned subsidiaries serve Fortune 500 companies, multinational financial institutions, and government agencies worldwide. For more information, visit the Company's web site at http://www.cylink.com.

Except for the historical  information  contained  herein,  matters discussed in this release are forward-looking statements that involve risks and uncertainties, and actual results could be materially different. Forward-looking statements include this successful completion and expected time required to close the acquisition, the improvement in Cylink's margins, cost of goods and other financial benefits of the acquisition, improvements in Cylink's management of its ATM business, success in future product developments, its ability to retain and integrate the Celotek engineering team into Cylink, future market acceptance of Celotek's ATM encryption products, and opportunities with Celotek's existing resellers. Factors that could cause actual results to differ include: business conditions in the computer security industry; competitive factors, including but not limited to the entry of large, well-capitalized companies; price-cutting pressures; and the possible introduction of new technologies and other risk factors listed from time to time in the company's SEC reports, including but not limited to the report on Form 10-K and the Annual Report to shareholders for the year ended Dec. 31, 1999 and its reports on From 10-Q.


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